UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):   ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR           ☐ Form N-CSR
For Period Ended:  March 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Immtech Pharmaceuticals, Inc.
Full Name of Registrant

Former Name if Applicable

One North End Avenue
Address of Principal Executive Office (Street and Number)

New York, NY 10282
City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Immtech Pharmaceuticals, Inc. (the “Company”) requires additional time to complete its financial statements for the fiscal year ended March 31, 2008 to be included in its Annual Report on Form 10-K (“Form 10-K”) which was due to be filed on June 16, 2008, due to unforeseen delays in the review of financial information affecting disclosures required in its Form 10-K. The Company could not complete its compilation and review of the financial statements and related disclosures without unreasonable effort or expense.  The Company continues to dedicate significant resources to the completion of its Form 10-K and expects to file its Form 10-K no later than fifteen days following its prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Eric L. Sorkin	212	791-2911
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒Yes  ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes  ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following description is being included solely to address the disclosure requirements of this Form 12b-25 and is not intended as a complete discussion or analysis of results of operations for the periods covered. The Company expects to file its Annual Report on Form 10-K for the year ended March 31, 2008, no later than July 1, 2008, and such report will contain a more complete discussion and analysis of the Company’s financial position and results of operations.

During the year ended March 31, 2008, the Company's drug development program for pafuramidine was discontinued due to findings of renal and liver adverse events among participants in a study of healthy volunteers. The Company anticipates that the results of operations and financial condition that will be reflected in the 2008 Form 10-K will reflect revenue recognized under license agreements entered into related to the commercialization of pafuramidine.

Note: Certain matters discussed in this Form 12b-25 may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may relate to, among other things, statements regarding the Registrant’s intention to file its 2008 Form 10-K on or before the fifteenth day following its prescribed due date and the completion of matters necessary to permit filing by the extension deadline, expectations of the business environment in which the Registrant operates, projections of future performance, perceived opportunities in the market and statements regarding the Registrant’s strategic objectives. These forward-looking statements are based upon current management expectations and may therefore involve risks and uncertainties. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in Immtech’s annual report on Form 10-K for the fiscal year ended March 31, 2007, and in its other SEC filings and include, but are not limited to: (i) Immtech’s ability to develop commercially viable products; (ii) Immtech’s ability to achieve profitability; (iii) Immtech’s ability to retain key personnel; (iv) the ability of Immtech’s scientists and collaborators to discover new compounds; (v) the availability of additional research grants; (vi) Immtech’s ability to obtain regulatory approval of its drugs candidates; (vii) the success of Immtech’s clinical trials; (viii) dependence upon and contractual relationship with partners; (ix) Immtech’s ability to manufacture or to contract with a third party to manufacture its drug candidates at a reasonable cost; (x) Immtech’s ability to protect its intellectual property; (xi) competition and alternative technologies; (xii) Immtech’s ability to obtain reimbursement from third party payers for any product it commercializes and (xiii) potential exposure to significant product liability. In addition, Immtech does not undertake any obligation, and specifically disclaims any obligation, to publicly update or revise forward-looking statements to reflect future events, information or circumstances that arise after the date of this release.

Immtech Pharmaceuticals, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 17, 2008	By:	/s/ Eric L. Sorkin
Eric L. Sorkin Chief Executive Officer and President